SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                    GB Foods
                                (Name of Issuer)

                     Common Stock, $.08 Per Share Par Value
                         (Title of Class of Securities)

                                    36149H108
                                 (CUSIP Number)

                   Guy Lawson, 222 South 15 Street, Suite 1100
                      Omaha, Nebraska 68102 (402) 341-3070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 36149H108                                                  Page 2 of 6

         1) Names of Reporting Persons, S.S. or I.R.S. Identification No. of Above Persons:

                  William Theisen; SSN ###-##-####

         2)       Check the Appropriate Box if a Member of a Group:
                  (a)      Not Applicable
                  (b)      Not Applicable

         3)       SEC Use Only:


         4)       Source of Funds:
                           Not Applicable.

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                           Not Applicable

         6)       Citizenship or Place of Organization:
                           United States Citizen

         Number of Shares    (7) Sole Voting Power:          269,826
         Beneficially        (8) Shared Voting Power:        N/A
         Owned by Each       (9) Sole Dispositive Power:     269,826
         Reporting Person   (10) Shared Dispositive Power:   N/A
         With

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                       769,826*

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

         13)      Percent of Class Represented by Amount in Row (11)

                                            11.1%*

         14)      Type of Reporting Person (See Instructions):
                                       IN


*See Item 5.  Calculated pursuant to Rule 13d-3(d)(1).



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CUSIP No. 36149H108                                                 Page 3 of 6

                  The Reporting Person files this amendment to his previously filed Schedule 13D, as amended.

ITEM 1.     SECURITY AND ISSUER

          A. Title and Class of Security:
             Common Stock, $.08 par value ("Common Stock")
          B. Name of issuer and address of issuer's principal executive offices:
             GB Foods Corporation (the "Company")
             2831 East Miraloma
             Anaheim, California 92806

ITEM 2.   IDENTITY AND BACKGROUND

          A.       William Theisen ("Reporting Person")
          B.       P.O. Box 34850
                   Omaha, NE 68134-0850
          C.       Private investor
          D.       None
          E.       None
          F.       United States Citizen

ITEM 3.     SOURCE AND AMOUNT OF FUNDS

            Not Applicable.

ITEM 4.     PURPOSE OF TRANSACTION

            The Reporting Person resigned as Chairman, Director and Chief Executive Officer of the Company on July 21, 1997. In
            connection with the sale of Common Stock and warrants described in Item 5 below, the Reporting Person agreed not to purchase any securities of the Company prior to July 21, 1999. However, the foregoing does not apply to the exercise of warrants the Reporting Person holds to purchase 500,000 shares of Common Stock.

            The Reporting Person continues to own 269,826 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock at an exercise price of $5.00 per share, which are held for general investment purposes. The Reporting Person may dispose of shares of common stock of the Company, or may distribute shares of common stock of the Company to certain inter vivos trusts, depending upon investment decisions. The Reporting Person has no present plans or proposals which relate to or would result in:

            (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;


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CUSIP No. 36149H108                                                 Page 4 of 6

            (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the boards;

            (d) any material change in the present capitalization or dividend policy of the Company;

            (e)  any  other  material  change  in  the  Company's   business  or
                 corporate structure;

            (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

            (i)  any action similar to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     On July 22, 1997, the Reporting Person sold (i) 1,000,000 shares of the Common Stock at $5.00 per share, (ii) 1,000,000 warrants at $.10 per warrant, such warrants are exercisable for an aggregate of 1,000,000 shares of Common Stock at an exercise price of $7.00 per share and (iii) 1,500,000 warrants at $.40 per warrant, such warrants are exercisable for an aggregate of 1,500,000 shares of Common Stock at an exercise price of $5.00 per share. All such sales were made in a private transaction.

     Certain voting rights granted to the Reporting Person pursuant to an Irrevocable Proxy Agreement with respect to Common Stock owned by Ruben M. Rodriguez, Robert V. Gibson and Gary A. McArthur and/or F.P. Pastries, Inc. have expired. The Reporting Person's voting rights covered by such agreement expired following the Company's 1997 annual stockholders meeting.

     The Company has reported in its Form 10-Q for the Quarter ended March 31, 1997 that there were 6,440,414 shares of Common Stock of the Company outstanding. The Reporting Person directly owns 269,826 shares of Common Stock or 4.2% of the shares of Common Stock outstanding. If the Reporting Person exercises his right to purchase all of the 500,000 shares of Common Stock under the warrants, then the Reporting Person would directly own 11.1% of the shares of Common Stock outstanding.



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CUSIP No. 36149H108                                                 Page 5 of 6

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person granted Fidelity National Financial, Inc., the purchaser of the Common Stock and warrants described in Item 5 above, a first right of refusal on shares of Common Stock or warrants to purchase Common Stock the Reporting Person proposes to sell to a third party. The right of first refusal expires July 21, 1999 and may only be exercised (i) within four business hours following notice by the Reporting Person and (ii) at the same price, terms and conditions of the third party's offer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

              Not Applicable.




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CUSIP No. 36149H108                                                 Page 6 of 6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Statement is true, complete and correct.

     DATED this 24th day of July, 1997.

                                                /s/ WILLIAM M. THEISEN
                                                -----------------------------
                                                William M. Theisen


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